Exhibit 99.5

Madison Minerals Inc.

Interim Consolidated Financial Statements

Three months Ended January 31, 2010

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2010.

Madison Minerals Inc.
Consolidated Balance Sheets
As at

	January 31, 2010	October 31, 2009
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$486,543	$536,194
Marketable securities (Note 4)	18,785	23,120
Due from joint venture partner	608	57,800
Other receivables	58,344	56,161
Prepaid expenses and deposits	3,857	3,857
	568,137	677,132

Resource properties (Note 5)	7,794,305	7,737,693
Fixtures and equipment	43,459	46,695
	$8,405,901	$8,461,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$113,944	$111,895

Shareholders’ Equity
Capital Stock (Note 6)
Authorized
An unlimited number of common shares without par value

Issued
37,406,727 common shares	68,278,644	68,278,644
Contributed surplus	3,658,614	3,658,614
Accumulated other comprehensive loss	(10,115)	(5,780)
Deficit	(63,635,186)	(63,581,853)
	8,291,957	8,349,625
	$8,405,901	$8,461,520

Madison Minerals Inc.
Consolidated Statements of Operations (unaudited)
For the periods

		Three months Ended		Three months Ended
		January 31, 2010		January 31, 2009

Expenses
Accounting and audit		$21,200		$15,500
Amortization		3,235		3,235
Filing fees		2,861		650
Investor relations		710		15,304
Legal fees		635		1,349
Office and rent		713		23,238
Salaries, fees and benefits		20,385		83,146
Transfer agent’s fees		2,312		1,222
Travel		-		568
		(52,051)		(144,212)
Other income
Interest earned		84		2,718
Project management fees		818		5,980
Foreign exchange gain (loss)		(2,184)		2,138
		(1,282)		10,836

Loss for the period		(53,333)		(133,376)

Unrealized gain (loss) on marketable securities (Note 4)		(4,335)		-
Comprehensive gain (loss) for the period	$	(57,668)	$	(133,376)

Basic and diluted loss per share		$(0.00)		$(0.00)

Weighted average number of common shares outstanding		37,406,727		35,437,076

Madison Minerals Inc.
Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)
For the periods

		Three months Ended		Three months Ended
		January 31, 2010		January 31, 2009

STATEMENT OF DEFICIT

Balance, beginning of period		$(63,581,853)		$(63,064,993)
Net income (loss) for period		(53,333)		(133,376)

Balance, end of period		$(63,635,186)		$(63,198,369)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$	(5,780)	$	(15,895)
Unrealized loss on marketable securities		(4,335)		-

Balance, end of period	$	(10,115)	$	(15,895)

Madison Minerals Inc.
Consolidated Statements of Cash Flows
(unaudited)
For the periods

		Three months Ended		Three months Ended
		January 31, 2010		January 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$	(53,333)	$	(133,376)
Item not affecting cash
Amortization		3,235		3,235
Changes in non-cash working capital items
Decrease (increase) in receivables		(2,183)		60,874
(Decrease) increase in accounts payable and accrued liabilities		(4,828)		(19,500)
		(57,109)		(88,767)

CASH FLOWS FROM FINANCING ACTIVITIES
Net joint venture partner advances received (expended)		57,192		240,288

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties		(49,734)		(79,544)
Expenditures on office fixtures		-		(308)
		(49,734)		(79,852)

Change in cash		(49,651)		71,669

Cash - Beginning of period		536,194		582,179

Cash and cash equivalents - End of period		$486,543		$653,848

Supplemental disclosure with respect to cash flows (note 11)

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2010
(unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2010, the Company had working capital of $454,193 (October 31, 2009 – $565,237) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2010
(unaudited)

4.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”), a public company whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party, in that it has a number of directors and senior officers in common with the Company.

Number of shares	Fair value per share end of period	Fair value end of period	Fair value per share beginning of period	Fair value beginning of period

289,000	$0.065	$18,785	$0.08	$23,120

Because these shares are listed on the Exchange, published quotations in an active market are available. The company determines the fair value of its holdings of Lund based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, the Lund shares are classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company recognized a comprehensive loss of $0.015 per share for a total loss of $4,335.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd., which formerly traded on the Exchange. Trading in the shares of Buffalo Gold Ltd. (“Buffalo”) has been suspended on the Exchange, and effective April 30, 2009 the Company wrote down the carrying value of the shares of Buffalo to zero.

5.	RESOURCE PROPERTIES AND DEFERRED COSTS

Lewis Property, Nevada

Balance, October 31, 2009	$7,737,693

Advance royalty payment	44,368
Assays	1,273
Contractors and geologic staff	10,311
Land and Legal	660

56,612
Balance, January 31, 2010	$7,794,305

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2010
(unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2009 and as at January 31, 2010	37,406,727	$68,278,644	$3,658,614

7.	STOCK OPTIONS AND SHARE PURCHASE WARRANTS

As at January 31, 2010, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 13, 2013

3,237,616

As at January 31, 2010, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

1,009,543	$ 0.25	October 29, 2010

1,009,543

8.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All equipment is held in Canada.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2010
(unaudited)

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2010 and 2009:

	2010	2009
	$	$

Legal fees	nil	1,000
Wages and benefits	16,830	51,500

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)	As at January 31, 2010, accounts payable and accrued liabilities include $19,580 (October 31, 2009 - $2,965) due to officers of the Company and companies related by way of common directors.

10.	FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity risk

The Company manages liquidity risk by ensuring that it maintains sufficient liquidity to meet liabilities as they become due. As at January 31, 2010 the Company had cash balances totaling $486,543 (October 31, 2009 – $536,194) to settle current liabilities of $113,944 (October 31, 2009 – $111,895). Most of the Company’s financial liabilities have payment terms of 10 to 30 days and are subject to normal trade terms.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2010
(unaudited)

10.	FINANCIAL INSTRUMENTS (cont'd…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

(b)	Foreign exchange rate risk

The Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at January 31, 2010 the Company had balances denominated in U.S. dollars of cash US$94,540 and a receivable of US$571. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$951 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time. The Company has to date elected not to seek protection from adverse changes in foreign exchange rates by such means as hedges, options or futures contracts.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended January 31, 2010 consisted of the Company incurring mineral property expenditures of $6,878 (2009 – $6,295) through accounts payable.